Form 3

Form 3

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF

SECURITIES

Filed pursuant to Section 16(a) of the Securities

Exchange

Act of 1934, Section 17(a) of the Public Utility Holding

Company Act of 1935 or Section 30(f) of the

Investment

Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting	2. Date of Event	4. Issuer Name and Ticker or Trading Symbol
Person*	Requiring
	Statement	Resource Asset Management Corporation (RAMG)
Behling, Howard	(Month/Day/Year)
(Last) (First) (Middle)	5/21/02
(Street)	3. I.R.S.	5. Relationship of Reporting Person(s)	6. If Amendment,
	Identification	to Issuer	Date of
18592 Mac Arthur Blvd Ste 300	Number of	(Check all applicable)	Original
	Reporting Person, if an entity (voluntary)	X Director X 10% Owner X_Officer (give title below) __ Other (specify below)	(Month/Day/Year)

(City) (State) (Zip)		President	7. Individual or
Joint/Group Filing
Irvine Ca 926127			(Check
Applicable Line)
X Form filed by One Reporting Person
__Form filed by More than One Reporting Person
Table I -Non-Derivative Securities Beneficially Owned
1. Title of Security (lnstr. 4)	2. Amount of Securities Beneficially Owned (lnstr. 4)	3. Ownership Form: (D) or Indirect (I) (lnstr. 5)	4. Nature of Indirect Beneficial Ownership (lnstr. 5)

Common Stock	1,500,000	D

Form 3

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- 3. Title and Amount of cisable and Securities Underlying Expiration Derivative Security Date (Instr. 4) (Month/Day/Year)				4. Conver- sion or Exercise Price of Derivative Security	5. Owner- ship Form of Deny- ative Securities:	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares		Direct (D) or Indirect (I) (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

**Signature of Reporting Person                                   Date

/s/  Howard Behling                                                        6/21/02

   Howard Behling

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:

File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

http ://www .sec .gov/divisions/corpfin/forms/form3 .htm Last update: 02/11/2002